Exhibit (a)(5)(V)

Dassault Systèmes Extends Tender Offer for
Accelrys until April 8, 2014

VÉLIZY-VILLACOUBLAY, France — March 26, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions announces the extension of the tender offer by its wholly owned indirect subsidiary, 3DS Acquisition Corp., to purchase all outstanding shares of Accelrys, Inc. (NASDAQ: ACCL) (Accelrys) common stock at an offer price of $12.50 per share in cash, without interest and subject to any required withholding of taxes. Dassault Systèmes is extending the expiration date of the tender offer until midnight, New York City time, at the end of the day on Tuesday, April 8, 2014, unless otherwise extended or terminated. Except for the extension of the tender offer, all other terms and conditions of the tender offer remain unchanged.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of midnight, New York City time, at the end of the day on March 25, 2014, approximately 41,747,335 shares of Accelrys common stock (excluding 566,624 shares of Accelrys common stock subject to notices of guaranteed delivery) had been validly tendered and not validly withdrawn pursuant to the tender offer, representing approximately 74.8 percent of the outstanding shares of Accelrys common stock.

Dassault Systèmes is extending the tender offer because the condition relating to receipt of written confirmation that the Committee on Foreign Investment in the United States (CFIUS) has completed its review of the acquisition of Accelrys by Dassault Systèmes and determined that there are no unresolved national security concerns was not satisfied by the previously scheduled expiration date of the tender offer. On March 25, 2014, Accelrys and Dassault Systèmes received written notice from CFIUS that it will be undertaking an investigation of the acquisition of Accelrys by Dassault Systèmes. CFIUS is required to complete its investigation within 45 calendar days. The 45-calendar day period is scheduled to expire on May 8, 2014, but CFIUS may complete its investigation sooner. CFIUS’s decision to undertake an investigation is not unusual and is not necessarily an indication that the acquisition raises national security concerns. Dassault Systèmes continues to believe the acquisition of Accelrys by Dassault Systèmes does not raise national security concerns. The merger agreement with Accelrys requires the tender offer to be extended in increments of 10 business days, unless otherwise agreed by the parties, if at the then-scheduled expiration date a regulatory condition is not satisfied. The regulatory conditions to the tender offer relating to the expiration or termination of waiting periods under the Hart-Scott-Rodino Act and other applicable antitrust laws in the United States, Germany and Austria and the receipt of applicable consents and approvals under such antitrust laws have been satisfied.

Important notices

This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. On February 13, 2014, Dassault Systèmes filed with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO regarding the tender offer described in this press release. The stockholders of Accelrys are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys' stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022 or by calling +1(888) 750-5834.

This release contains forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcomes to differ significantly from any future outcomes expressed or implied in the forward-looking statements in this release. While Dassault Systèmes believes that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the timing of the completion, and outcome, of the CFIUS investigation, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

For all questions relating to the tender offer, please call Innisfree M&A Incorporated at +1 (888) 750-5834.

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 190,000 customers of all sizes, in all industries, in more than 140 countries.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts:

Corporate	F-J BORDONADO/ B. MARTINEZ
North America	Michele KATZ	3DS.Tenderoffer-Accelrys@3DS.COM

Dassault Systèmes Press Contact:

North America	Elena FERNANDEZ
elena.fernandez@3ds.com
+1 (978) 442-2790